Exhibit 99.1

KINDER MORGAN, BROOKFIELD INFRASTRUCTURE
 TO ACQUIRE MYRIA HOLDINGS INC.'S MAJORITY INTEREST IN NATURAL GAS PIPELINE COMPANY OF AMERICA
BERMUDA, Nov. 30, 2015 – Kinder Morgan, Inc. (NYSE: KMI) and Brookfield Infrastructure Partners L.P. (NYSE: BIP, TSX: BIP.UN) today announced a definitive agreement whereby they will jointly acquire, from Myria Holdings, Inc., the 53 percent equity interest in Natural Gas Pipeline Company of America LLC (NGPL) not already owned by them for a total purchase price of approximately $242 million.  KMI will pay approximately $136 million and increase its ownership interest from 20 percent to 50 percent, and Brookfield Infrastructure will pay approximately $106 million and increase its ownership from approximately 27 percent to 50 percent.  The transaction values NGPL at a total enterprise value of $3.4 billion, inclusive of existing debt.
NGPL, which is currently operated by KMI, is one of the largest interstate pipeline systems in the country, with approximately 9,200 miles of pipeline, more than 1 million horsepower of compressor facilities and 288 billion cubic feet of working gas storage.
"We are extremely pleased to announce an agreement to acquire full ownership of NGPL in partnership with Brookfield.  This partnership ensures that NGPL is positioned to take full advantage of future opportunities to provide natural gas transportation and storage services to its current and future customers," said KMI Chief Executive Officer Steve Kean.
"We are delighted to be strengthening our relationship with Kinder Morgan," said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure.   "We look forward to working together to execute NGPL's growth strategy to achieve its potential."
The transaction is expected to close later this year, and is subject to customary closing conditions, including regulatory approval.  KMI will continue to operate NGPL, and expects that the transaction will be immediately accretive to KMI's cash available to pay dividends.

Evercore acted as strategic advisor to KMI; both Bracewell & Guiliani and Weil, Gotshal & Manges acted as legal counsel to KMI.  Cleary Gottlieb Steen & Hamilton acted as legal counsel to Brookfield Infrastructure.
Kinder Morgan, Inc. (NYSE: KMI) is the largest energy infrastructure company in North America.  It owns an interest in or operates 84,000 miles of pipelines and approximately 165 terminals.  The company's pipelines transport natural gas, gasoline, crude oil, CO2 and other products, and its terminals store petroleum products and chemicals, and handle bulk materials like coal and petroleum coke.  Kinder Morgan is the largest midstream and third largest energy company in North America with an enterprise value of approximately $100 billion.  For more information please visit www.kindermorgan.com.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications sectors across North and South America, Australia, Asia and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $225 billion of assets under management. For more information, go to www.brookfield.com.

Kinder Morgan Cautionary Language:
This news release includes forward-looking statements.  These forward-looking statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management, based on information currently available to them.  Although Kinder Morgan believes that these forward-looking statements are based on reasonable assumptions, it can give no assurance that such assumptions will materialize.  Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include those enumerated in Kinder Morgan's reports filed with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date they were made, and except to the extent required by law, Kinder Morgan undertakes no obligation to update or review any forward-looking statement because of new information, future events or other factors.  Because of these uncertainties, readers should not place undue reliance on these forward-looking statements.

Brookfield Cautionary Language:
Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, "will", "expect", "believes," "may" or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding potential growth of NGPL, the expected completion of the transaction described in this news release and the anticipated timing thereof, and other statements with respect to Brookfield Infrastructure's assets and equity returns. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Units or the stock exchanges generally; legal or contractual issues, our ability to satisfy conditions precedent required to complete acquisitions (including without limitation the one mentioned in the news release), our ability to integrate acquisitions into existing operations and the future performance of those acquisitions and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under "Risk Factors" in Brookfield Infrastructure's most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Kinder Morgan Contacts:

Media Relations                                                                                                  Investor Relations
Dave Conover                                                                                                       (713) 369-9490
(713) 369-9074                                                                                                        km_ir@kindermorgan.com
Dave_conover@kindermorgan.com                                www.kindermorgan.com

Brookfield Infrastructure Contacts:
Media                                                                                                                             Investors
Andrew Willis                                                                                                       Tracey Wise
Communications & Media                                                                        Investor Relations
Tel: (416) 369-8236                                                                                            Tel: (416) 956-5154
Email: Andrew.willis@brookfield.com                                          Email:Tracey.wise@brookfield.com

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